July 12, 2005

via facsimile and U.S. mail

Mr. Terry C. Turner
President, Chairman, and Chief Executive Officer
12401 South 450 East, Building D1
Salt Lake City, Utah  84020

	Re:	Golden Eagle International Inc.
		Form 10-K, filed April 15, 2005
		Response Letter dated, May 25, 2005
		File No. 000-23726

Dear Mr. Turner:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Efforts to Obtain Additional Production, page 15 & Buen Futuro
Reserves, page 20

1. Industry Guide 7 requires ore reserves to be that part of a mineral deposit that can be economically and legally extracted or produced at the time of the reserve determination. It also requires that the quantities for proven reserves are computed from the dimensions revealed in outcrops, trenches, workings or drill holes and the quality of the ore is computed from the results of detailed sampling. The sites for inspection, sampling, and measurement are spaced so closely and the geologic character is so well defined that the size, shape, depth, and mineral content of reserves are well-established. The degree of assurance for probable reserves, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

The "Technical Geological Report - Geology, Resources and Reserves at the Cangalli Gold Mine" and the "Technical Report - Geology, Mineral
Resource & Reserve Buen Futuro" are not "final" or "bankable" feasibility reports and do not demonstrate economic mining operations are possible. The information required to demonstrate proven & probable reserves was not provided in these reports. Many key parameters, such as the sample spatial locations, in-situ & bulk densities, reproducible and representative sampling procedures with quality assurance & quality controls (QA/QC), metallurgical recoveries, and mining costs were assumed, not demonstrated. Remove all reserve estimates from the filing.

Closing Comments

      As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. Please file your correspondence on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact George (Ken) Schuler, mining engineer, at
(202)
551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Terry C. Turner
Golden Eagle International Inc.
July 12, 2005
Page 2



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549 - 7010

         DIVISION OF
CORPORATION FINANCE